EXHIBIT 99.1

AVINO SILVER & GOLD MINES LTD.

Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

Management’s Responsibility for Financial Reporting

The consolidated financial statements of Avino Silver & Gold Mines Ltd. (the “Company”) are the responsibility of the Company’s management. The consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and reflect management’s best estimates and judgments based on information currently available.

Management has developed and is maintaining a system of internal controls to ensure that the Company’s assets are safeguarded, transactions are authorized and properly recorded, and financial information is reliable.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities. The Audit Committee reviews the results of the annual audit and reviews the consolidated financial statements prior to their submission to the Board of Directors for approval.

“David Wolfin”	“Nathan Harte”

David Wolfin President & CEO March 28, 2023	Nathan Harte, CPA Chief Financial Officer March 28, 2023

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Avino Silver & Gold Mines Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Avino Silver & Gold Mines Ltd. and subsidiaries (the "Company") as at December 31, 2022, the related consolidated statements of operations and comprehensive income (loss), changes in equity, and cash flows for the year ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2022, and its financial performance and its cash flows for the year ended December 31, 2022, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 28, 2023, expressed an adverse opinion on the Company's internal control over financial reporting because of a material weakness.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-year audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Plant, equipment and mining properties - Assessment of Whether Indicators of Impairment Exist –

Refer to Notes 2 and 3 to the financial statements

Critical Audit Matter Description

The Company’s determination of whether or not an indicator of impairment exists at the cash generating unit (“CGU”) level requires significant management judgment. Changes in metal price forecasts or discount rates, increases in estimated future costs of production, increases in estimated future non expansionary capital expenditures, reductions in the amount of recoverable resources and exploration potential and adverse current economic conditions can result in a write-down of the carrying amounts of the Company’s plant, equipment and mining properties.

While there are several factors that are required to determine whether or not an indicator of impairment exists, the judgments with the highest degree of subjectivity are changes in metal price forecasts (for silver, gold, and copper) and discount rates. Auditing these estimates and factors required a high degree of subjectivity in applying audit procedures and in evaluating the results of those procedures. This resulted in an increased extent of audit effort, including the involvement of fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the changes in metal price forecasts (for silver, gold, and copper) and discount rates considered in the assessment of indicators of impairment included the following, among others:

•	Evaluated the effectiveness of the Company’s controls over management’s assessment of indicators of impairment.
•	With the assistance of fair value specialists:
	•	Evaluated the future metal prices (for silver, gold, and copper) by comparing management forecasts to third party forecasts, and
	•	Evaluated the reasonableness of the change in discount rates by testing the source information underlying the determination of the discount rates.

/s/ Deloitte LLP

Chartered Professional Accountants

Vancouver, Canada

March 28, 2023

We have served as the Company's auditor since 2022.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Avino Silver & Gold Mines Ltd.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Avino Silver & Gold Mines Ltd. and subsidiaries (the “Company") as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, because of the effect of the material weakness identified below on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as at and for the year ended December 31, 2022 of the Company and our report dated March 28, 2023 expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Material Weakness

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management's assessment. The Company identified a material weakness relating to the design of management review controls over non-routine transactions, as well as lack of requisite skills or available resources. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements as of and for the year ended December 31, 2022, of the Company, and this report does not affect our report on such financial statements.

/s/ Deloitte LLP

Chartered Professional Accountants

Vancouver, Canada

March 28, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Avino Silver & Gold Mines Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Avino Silver & Gold Mines Ltd. and its subsidiaries (together, the “Company”), which comprise the consolidated statement of financial position as at December 31, 2021, and the consolidated statement of operations and comprehensive income (loss), consolidated statement of changes in equity and consolidated statements of cash flow for the year ended December 31, 2021, and the related notes, including a summary of significant accounting policies and other explanatory information (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2021, and its financial performance and its cash flows for the year ended December 31, 2021 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement, whether due to fraud or error. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a reasonable basis for our audit opinion.

CHARTERED PROFESSIONAL ACCOUNTANTS

Vancouver, British Columbia, Canada

March 16, 2022

We had served as the Company’s auditor from 2007 to 2021.

AVINO SILVER & GOLD MINES LTD. Consolidated Statements of Financial Position (Expressed in thousands of US dollars)

	Note		December 31, 2022	December 31, 2021
ASSETS
Current assets
Cash			$11,245	$24,765
Amounts receivable			2,672	1,208
Taxes recoverable	6		3,737	3,364
Prepaid expenses and other assets			1,671	962
Inventory	7		6,260	5,179
Total current assets			25,585	35,478
Exploration and evaluation assets	9		49,804	11,053
Plant, equipment and mining properties	11		44,056	35,675
Long-term investments	8		1,746	3,939
Other assets			5	133
Total assets			$121,196	$86,278
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities			$9,469	$3,260
Amounts due to related parties	12	(b)	28	163
Taxes payable	24		895	31
Note payable	13		4,926	-
Current portion of warrant liability	14		475	-
Current portion of finance lease obligations			971	389
Total current liabilities			16,764	3,843
Finance lease obligations			745	680
Warrant liability	14		-	741
Reclamation provision	15		445	726
Deferred income tax liabilities	24		5,221	1,781
Total liabilities			23,175	7,771
EQUITY
Share capital	16		145,515	129,953
Equity reserves			9,852	9,573
Treasury shares (14,180 shares, at cost)			(97)	(97)
Accumulated other comprehensive loss			(5,223)	(4,969)
Accumulated deficit			(52,026)	(55,953)
Total equity			98,021	78,507
Total liabilities and equity			$121,196	$86,278

Commitments – Note 19

Approved by the Board of Directors on March 28, 2023

Peter Bojtos	Director	David Wolfin	Director

The accompanying notes are an integral part of the consolidated financial statements

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AVINO SILVER & GOLD MINES LTD. Consolidated Statements of Operations and Comprehensive Income (Loss) (Expressed in thousands of US dollars, other than per share amounts)

	Note		2022	2021
Revenue from mining operations	17		$44,187	$11,228
Cost of sales	17		29,125	7,681
Mine operating income			15,062	3,547

Operating expenses
General and administrative expenses	18		5,156	3,566
Share-based payments	16	(c)(d)	2,024	1,469
			7,882	(1,488)

Other items
Interest and other income			20	178
Unrealized loss on long-term investments	8		(2,103)	(423)
Fair value adjustment on warrant liability	14		2,395	1,581
Realized loss on warrants exercised			-	(1,106)
Foreign exchange loss			(17)	(61)
Project evaluation expenses			(81)	(176)
Finance cost			(273)	(52)
Accretion of reclamation provision	15		(44)	(47)
Interest expense			(99)	(24)
Income (loss) from continuing operations before income taxes			7,680	(1,618)

Income taxes:
Current income tax expense	24		(1,144)	(27)
Deferred income tax expense	24		(3,440)	(412)
Income tax expense			(4,584)	(439)
Net income (loss)			3,096	(2,057)

Other comprehensive income (loss)
Items that may be reclassified subsequently to profit or loss:
Currency translation differences			(254)	(159)
Total comprehensive income (loss)			$2,842	$(2,216)

Earnings (loss) per share	16	(e)
Basic			$0.03	$(0.02)
Diluted			$0.03	$(0.02)
Weighted average number of common shares outstanding	16	(e)
Basic			114,372,371	100,161,357
Diluted			117,615,898	100,161,357

The accompanying notes are an integral part of the consolidated financial statements

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AVINO SILVER & GOLD MINES LTD. Consolidated Statements of Changes in Equity (Expressed in thousands of US dollars)

	Note	Number of Common Shares	Share Capital Amount	Equity Reserves	Treasury Shares	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Equity
January 1, 2021		89,568,682	$108,303	$9,951	$(97)	$(4,810)	$(54,339)	$59,008
Common shares issued:
At the market issuances		10,050,000	18,497	-	-	-	-	18,497
Exercise of warrants		1,030,362	1,911	-	-	-	-	1,911
Exercise of options		264,000	364	(126)	-	-	-	238
Issuance costs		-	(400)	-	-	-	-	(400)
Options cancelled or expired		-	-	(443)	-	-	443	-
Carrying value of RSUs exercised		1,330,167	1,278	(1,278)	-	-	-	-
Share-based payments		-	-	1,469	-	-	-	1,469
Net loss for the year		-	-	-	-	-	(2,057)	(2,057)
Currency translation differences		-	-	-	-	(159)	-	(159)
Balance, December 31, 2021		102,243,211	$129,953	$9,573	$(97)	$(4,969)	$(55,953)	$78,507
Common shares issued:
Exercise of options	16(b)	48,000	46	(15)	-	-	-	31
Issuance costs		-	(13)	-	-	-	-	(13)
Options cancelled or expired	16(c)	-	-	(831)	-	-	831	-
Carrying value of RSUs exercised	16(d)	982,879	899	(899)	-	-	-	-
Share-based payments	16(c)(d)	-	-	2,024	-	-	-	2,024
Net income for the year	16(e)	-	-	-	-	-	3,096	3,096
Shares issued – acquisition of Properties	4,16(b)	15,075,000	14,630	-	-	-	-	14,630
Currency translation differences		-	-	-	-	(254)	-	(254)
Balance, December 31, 2022		118,349,090	$145,515	$9,852	$(97)	$(5,223)	$(52,026)	$98,021

The accompanying notes are an integral part of the consolidated financial statements

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AVINO SILVER & GOLD MINES LTD. Consolidated Statements of Cash Flows (Expressed in thousands of US dollars)

	Note	2022	2021

Cash generated by (used in):

Operating activities
Net income (loss)		$3,096	$(2,057)
Adjustments for non-cash items:
Deferred income tax expense	24	3,440	412
Depreciation and depletion		2,186	2,116
Write down of equipment	11	330	-
Accretion of reclamation provision		44	47
Unrealized loss on investments	8	2,103	423
Unrealized foreign exchange gain		(303)	(265)
Unwinding of fair value adjustment on term facility		262	(13)
Fair value adjustment on warrant liability	14	(2,395)	(1,581)
Realized loss on warrants exercised		-	1,106
Share-based payments		2,024	1,469
		10,787	1,657

Net change in non-cash working capital items	20	1,044	(1,548)
Cash provided by operating activities		11,831	109

Financing activities
Shares and units issued for cash, net of issuance costs		-	18,098
Proceeds from option exercise		30	238
Proceeds from warrant exercise		-	805
Term facility payments		-	(2,500)
Finance lease payments		(1,179)	(477)
Equipment loan payments		-	(72)
Cash provided by (used in) financing activities		(1,149)	16,092

Investing activities
Exploration and evaluation expenditures		(1,131)	(1,294)
Additions to plant, equipment and mining properties		(7,836)	(1,913)
Acquisition of La Preciosa	5	(15,134)	-
Cash used in investing activities		(24,101)	(3,207)

Change in cash		(13,419)	12,994

Effect of exchange rate changes on cash		(101)	58

Cash, Beginning		24,765	11,713

Cash, Ending		$11,245	$24,765

Supplementary Cash Flow Information (Note 20)

The accompanying notes are an integral part of the consolidated financial statements

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AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2022 and 2021 (Expressed in thousands of US dollars, except where otherwise noted)

1. NATURE OF OPERATIONS

Avino Silver & Gold Mines Ltd. (the “Company” or “Avino”) was incorporated in 1968 under the laws of the Province of British Columbia, Canada. The Company is engaged in the production and sale of silver, gold, and copper and the acquisition, exploration, and advancement of mineral properties.

The Company’s head office and principal place of business is Suite 900, 570 Granville Street, Vancouver, BC, Canada. The Company is a reporting issuer in Canada and the United States, and trades on the Toronto Stock Exchange (“TSX”), the NYSE American, and the Frankfurt and Berlin Stock Exchanges.

The Company operates the Avino Mine which produces copper, silver and gold at the historic Avino property in the state of Durango, Mexico. The Company also holds 100% interest in Proyectos Mineros La Preciosa S.A. de C.V . (“La Preciosa”), a Mexican corporation which owns the La Preciosa Property. The Company also owns interests in mineral properties located in British Columbia and Yukon, Canada.

Risks associated with Public Health Crises, including COVID-19

The Company's business, operations and financial condition could be materially adversely affected by the outbreak of epidemics, pandemics or other health crises, such as the outbreak of COVID-19 that was designated as a pandemic by the World Health Organization on March 11, 2020. The international response to the spread of COVID-19 has led to significant restrictions on travel, temporary business closures, quarantines, global stock market volatility and a general reduction in consumer activity. Such public health crises can result in operating, supply chain and project development delays and disruptions, global stock market and financial market volatility, declining trade and market sentiment, reduced movement of people and labour shortages, and travel and shipping disruption and shutdowns, including as a result of government regulation and prevention measures, or a fear of any of the foregoing, all of which could affect commodity prices, interest rates, credit risk and inflation. In addition, the current COVID-19 pandemic, and any future emergence and spread of similar pathogens could have an adverse impact on global economic conditions which may adversely impact the Company's operations, and the operations of suppliers, contractors and service providers, including smelter and refining service providers, and the demand for the Company's production.

The Company may experience business interruptions, including suspended (whether government mandated or otherwise) or reduced operations relating to COVID-19 and other such events outside of the Company's control, which could have a material adverse impact on its business, operations and operating results, financial condition and liquidity.

As at the date of the consolidated financial statements, the duration of the business disruptions internationally and related financial impact of COVID-19 cannot be reasonably estimated. It is unknown whether and how the Company may be affected if the pandemic persists for an extended period of time. In particular, the region in which we operate may not have sufficient public infrastructure to adequately respond or efficiently and quickly recover from such event, which could have a materially adverse effect on the Company's operations. The Company's exposure to such public health crises also includes risks to employee health and safety. Should an employee, contractor, community member or visitor become infected with a serious illness that has the potential to spread rapidly, this could place the Company's workforce at risk.

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AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2022 and 2021 (Expressed in thousands of US dollars, except where otherwise noted)

2. BASIS OF PRESENTATION

Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Basis of Presentation

These consolidated financial statements are expressed in US dollars and have been prepared on a historical cost basis except for financial instruments that have been measured at fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting on a going concern basis. The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements as if the policies have always been in effect.

Foreign Currency Translation

Foreign currency transactions

Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on the dates of the transactions. At each financial position reporting date, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at the date of the statement of financial position. Non-monetary items that are measured in terms of historical cost in a foreign currency are not re-translated.

Foreign operations

Subsidiaries that have functional currencies other than the US dollar translate their statement of operations items at the average rate during the year. Assets and liabilities are translated at exchange rates prevailing at the end of each reporting period. Exchange rate variations resulting from the retranslation at the closing rate of the net investment in these subsidiaries, together with differences between their statement of operations items translated at actual and average rates, are recognized in accumulated other comprehensive income (loss). On disposition or partial disposition of a foreign operation, the cumulative amount of related exchange difference is recognized in the statement of operations.

Significant Accounting Judgments and Estimates

The Company’s management makes judgments in its process of applying the Company’s accounting policies to the preparation of its consolidated financial statements. In addition, the preparation of financial data requires that the Company’s management make assumptions and estimates of the impacts on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period from uncertain future events and on the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting impacts on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

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AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2022 and 2021 (Expressed in thousands of US dollars, except where otherwise noted)

a) Critical judgments exercised by management in applying accounting policies that have the most significant effect on the amounts presented in these consolidated financial statements are as follows:

i. Economic recoverability and probability of future economic benefits from exploration and evaluation costs

Management has determined that mine and camp, exploratory drilling, and other exploration and evaluation-related costs that were capitalized have future economic benefits and are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefits including geologic and metallurgic information, scoping studies, accessible facilities, existing permits, and mine plans.

ii. Commencement of production at levels intended by management

Prior to reaching production levels intended by management, costs incurred are capitalized as part of the costs of related exploration and evaluation assets, and proceeds from concentrate sales are offset against costs capitalized. Depletion of capitalized costs for mining properties and depreciation of plant and equipment begin when operating levels intended by management have been reached. Management considers several factors in determining when a mining property has reached the intended production levels, including production capacity, recoveries, and number of uninterrupted production days.

The basis for achievement of production levels intended by management as indicated by technical feasibility and commercial viability is generally established with proven reserves based on a NI 43-101-compliant technical report or a comparable resource statement and feasibility study, combined with pre-production operating statistics and other factors. In cases where the Company does not have a 43-101-compliant reserve report, on which to base a production decision, the technical feasibility and commercial viability of extracting a mineral resource are considered in light of additional factors including but not limited to:

•

Acquisition and installation of all critical capital components to achieve desired mining and processing results has been completed. Capital components have been acquired directly and are also available on an as-needed basis from the underground mining contractor;

•	The necessary labour force, including mining contractors, has been secured to mine and process at planned levels of output;

•	The mill has consistently processed at levels at or above design capacity and budgeted production levels with consistent recoveries and grades; and,

•	Establishing sales agreements with respect to the sale of concentrates.

When technical feasibility and commercial viability are considered demonstrable according to the above criteria and other factors, the Company performs an impairment assessment and records an impairment loss, if any, before reclassifying exploration and evaluation costs to plant, equipment, and mining properties.

iii. Functional currency

The functional currency for the Company and its subsidiaries is the currency of the primary economic environment, in which the entity operates. The Company has determined the functional currency of the Company to be the Canadian dollar. The Company has determined the functional currency of its Mexican subsidiaries to be the US dollar. Determination of functional currency may involve certain judgments to determine the primary economic environment. The Company reconsiders the functional currency of its entities, if there is a change in events and conditions, which determine the primary economic environment.

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AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2022 and 2021 (Expressed in thousands of US dollars, except where otherwise noted)

b) Significant assumptions about the future and other sources of estimation uncertainty that management has made at the consolidated statement of financial position date that could result in a material adjustment to the carrying amounts of assets and liabilities in the event that actual results differ from assumptions made relate to, but are not limited to, the following:

i. Stockpile and concentrate inventory valuations

Concentrate and stockpile mineralized material are valued at the lower of average cost or net realizable value. The assumptions used in the valuation of concentrate and stockpile mineralized material include estimates of copper, silver, and gold contained in the stockpiles and finished goods assumptions for the amount of copper, silver, and gold that is expected to be recovered from the concentrate. If these estimates or assumptions prove to be inaccurate, the Company could be required to write down the recorded value of its concentrate and stockpile mineralized material inventory, which would result in an increase in the Company’s expenses and a reduction in its working capital.

ii. Estimated reclamation provisions

The Company’s provision for reclamation represents management’s best estimate of the present value of the future cash outflows required to settle estimated reclamation and closure costs at the Avino and San Gonzalo properties. The provision reflects estimates of future costs, inflation, foreign exchange rates and assumptions of risks associated with the future cash outflows, and the applicable risk-free interest rates for discounting the future cash outflows. Changes in the above factors could result in a change to the provision recognized by the Company. Changes to reclamation and closure cost obligations are recorded with a corresponding change to the carrying amounts of the related exploration and evaluation assets or mining properties. Adjustments to the carrying amounts of related mining properties result in a change to future depletion expense.

iii. Valuation of share-based payments and warrants

The Company uses the Black-Scholes Option Pricing Model for valuation of share-based payments and warrants. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate, and forfeiture rate. Changes in the input assumptions can materially affect fair value estimates and the Company’s net income or loss and its equity reserves. Warrant liabilities are accounting for as derivate liabilities (see Note 16).

iv. Impairment of plant, equipment and mining properties, and exploration and evaluation assets

Management considers both external and internal sources of information in assessing whether there are any indications that the Company’s plant, equipment, and mining properties, and exploration and evaluation assets are impaired. External sources of information management considers include changes in the market, economic and legal environments, in which the Company operates, that are not within its control and that affect the recoverable amount of its plant, equipment, and mining properties. Internal sources of information that management considers include the manner in which mining properties and plant and equipment are being used, or are expected to be used, and indications of economic performance of the assets.

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AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2022 and 2021 (Expressed in thousands of US dollars, except where otherwise noted)

In determining the recoverable amounts of the Company’s plant, equipment and mining properties, management makes estimates of the undiscounted future pre-tax cash flows expected to be derived from the Company’s mining properties, and the appropriate discount rate. Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future non expansionary capital expenditures, reductions in the amount of recoverable resources and exploration potential, and adverse current economic conditions are examples of factors that could result in a write down of the carrying amounts of the Company’s plant, equipment and mining properties, and exploration and evaluation assets.

Impairment

There is significant judgment involved in assessing whether any indications of impairment exist for plant, equipment and mineral properties, with consideration given to both external and internal sources of information.

Information the Company considers include changes in the technological market, economic and legal environment in which the Company operates that are not within its control that affect the recoverable amount of mineral properties. Internal sources of information include the manner in which mineral property, plant and equipment are being used or are expected to be used and indications of the economic performance of the assets.

Changes in metal price forecasts, changes in discount rates, increases or decreases in estimated future costs of production, increases or decreases in estimated future capital costs, reductions or increases in the amount of recoverable mineral resources and/or adverse or favorable current economics can result in a write-down or write-up of the carrying amounts of the Company’s mining interests.

Based on the Company’s assessment with respect to possible indicators of impairment of its mineral properties, including the impact of COVID-19 on our operations and the prevailing market metals prices, the Company concluded that as of December 31, 2022 and 2021, no impairment indicators were identified.

v. Depreciation rate for plant and equipment and depletion rate for mining properties

Depreciation and depletion expenses are allocated based on estimates for useful lives of assets. Should the asset life, depletion rates, or depreciation rates differ from the initial estimate, the revised life or rate would be reflected prospectively through income or loss. A change in the mineral resource estimate may impact depletion expense on a prospective basis.

vi. Recognition and measurement of deferred tax assets and liabilities

Actual amounts of income tax expense are not final until tax returns are filed and accepted by the relevant authorities. This occurs subsequent to the issuance of the consolidated financial statements and the final determination of actual amounts may not be completed for a number of years. Therefore, tax assets and liabilities and net income in subsequent periods will be affected by the amount that estimates differ from the final tax return. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on projections internally developed and reviewed by management. Weight is attached to tax planning opportunities that are within the Company’s control, and are feasible and implementable without significant obstacles. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that could materially affect the amounts of deferred tax assets and liabilities.

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AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2022 and 2021 (Expressed in thousands of US dollars, except where otherwise noted)

Basis of Consolidation

The audited consolidated financial statements include the accounts of the Company and its Mexican subsidiaries as follows:

Subsidiary	Ownership Interest	Jurisdiction	Nature of Operations
Oniva Silver and Gold Mines S.A. de C.V.	100%	Mexico	Mexican administration
Nueva Vizcaya Mining, S.A. de C.V.	100%	Mexico	Mexican administration
Promotora Avino, S.A. de C.V. (“Promotora”)	79.09%	Mexico	Holding company
Compañía Minera Mexicana de Avino, S.A. de C.V. (“Avino Mexico”)	98.45% direct 1.22% indirect (Promotora) 99.67% effective	Mexico	Mining and exploration
La Luna Silver & Gold Mines Ltd.	100%	Canada	Holding company
La Preciosa Silver & Gold Mines Ltd.	100%	Canada	Holding company
Proyectos Mineros La Preciosa S.A. de C.V.	100%	Mexico	Mining and exploration
Cervantes LLP	100%	U.S.	Holding company

Intercompany balances and transactions, including unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the audited consolidated financial statements.

3. SIGNIFICANT ACCOUNTING POLICIES

Exploration and evaluation assets and development costs

(i) Exploration and evaluation expenditures

The Company capitalizes all costs relating to the acquisition, exploration and evaluation of mineral claims. Expenditures incurred before the Company has obtained the legal rights to explore a specific area are expensed. The Company’s capitalized exploration and evaluation costs are classified as intangible assets. Such costs include, but are not limited to, certain camp costs, geophysical studies, exploratory drilling, geological and sampling expenditures, and depreciation of plant and equipment during the exploration stage. Costs not directly attributable to exploration and evaluation activities, including general administrative overhead costs, are expensed in the period in which they occur. Proceeds from the sale of mineral products or farm outs during the exploration and evaluation stage are deducted from the related capitalized costs.

The carrying values of capitalized amounts are reviewed annually, or when indicators of impairment are present. In the case of undeveloped properties, there may be only inferred resources to allow management to form a basis for the impairment review. The review is based on the Company’s intentions for the development of such properties. If a mineral property does not prove to be viable, all unrecoverable costs associated with the property are charged to the consolidated statement of comprehensive income (loss) at the time the determination is made.

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AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2022 and 2021 (Expressed in thousands of US dollars, except where otherwise noted)

When the technical feasibility and commercial viability of extracting mineral resources have been demonstrated, exploration and evaluation costs are assessed for impairment, reclassified to mining properties and become subject to depletion. Management considers the technical feasibility and commercial viability of extracting a mineral resource to be demonstrable upon the completion of a positive feasibility study and the establishment of mineral reserves. For certain mineral projects, management may determine the completion of a feasibility study to be cost prohibitive, unnecessary or to present undue risk to the structural integrity of the ore body. Under such circumstances, management considers technical feasibility to be demonstrable when the Company has obtained the necessary environmental and mining permits, land surface and mineral access rights, and the mineral project can be physically constructed and operated in a technically sound manner to produce a saleable mineral product. In assessing whether commercial viability is demonstrable, management considers if its internal economic assessment indicates that the mineral project can be mined to generate a reasonable return on investment for the risk undertaken, and markets or long-term contracts for the product exist.

(ii) Development expenditures

Mine development costs are capitalized until the mineral property is capable of operating in the manner intended by management. The Company evaluates the following factors in determining whether a mining property is capable of operating in the manner intended by management:

•	The completion and assessment of a reasonable commissioning period of the mill and mining facilities;

•	Consistent operating results are achieved during the test period;

•	Existence of clear indicators that operating levels intended by management will be sustainable for the foreseeable future;

•	Plant / mill has reached a pre-determined percentage of design capacity;

•	Adequate funding is available and can be allocated to the operating activities; and,

•	Long term sales arrangements have been secured.

The carrying values of capitalized development costs are reviewed annually, or when indicators are present, for impairment.

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AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2022 and 2021 (Expressed in thousands of US dollars, except where otherwise noted)

Plant, equipment and mining properties

Upon demonstrating the technical feasibility and commercial viability of extracting mineral resources, all expenditures incurred to that date for the mine are reclassified to mining properties. Expenditures capitalized to mining properties include all costs related to obtaining or expanding access to resources including extensions of the haulage ramp and installation of underground infrastructure, and the estimated reclamation provision. Expenditures incurred with respect to a mining property are capitalized when it is probable that additional future economic benefits will flow to the Company. Otherwise, such expenditures are classified as a cost of sales.

Plant and equipment are recorded at historical cost less accumulated depreciation and any accumulated impairment losses. Historical costs include expenditures that are directly attributable to bringing the asset to a location and condition necessary to operate in a manner intended by management. Such costs are accumulated as construction in progress until the asset is available for use, at which point the asset is classified as plant, equipment and mining properties and depreciation commences.

After the date that management’s intended production levels have been achieved, mining properties are depleted using the straight-line method over the estimated remaining life of the mine. The Company estimates the remaining life of its producing mineral properties on an annual basis using a combination of quantitative and qualitative factors including historical results, mineral resource estimates, and management’s intent to operate the property. Such estimation is a subjective process and the accuracy of any mineral resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Differences between management’s assumptions including economic assumptions such as metal prices, discount rate and market conditions could have a material effect in the future on the Company’s financial position, results of operation and cash flows

The Company does not have sufficient reserve information to form a basis for the application of the units-of-production method for depreciation and depletion.

As at December 31, 2022 and 2021, the Company estimated a remaining mine life for the Avino Mine of 20 and 20 years, respectively.

Upon the acquisition of an asset or a group of assets and liabilities that does not constitute a business, the Company identifies and recognizes the individual identifiable assets acquired and liabilities assumed. The cost of the group is allocated to the individual identifiable assets and liabilities on the basis of their relative fair values at the date of purchase. Such a transaction or event does not give rise to goodwill. Transaction costs related to the acquisition is capitalized as part of cost of assets acquired.

Accumulated mill, machinery, plant facilities, and certain equipment are depreciated using the straight-line method over their estimated useful lives, not to exceed the life of the mine for any assets that are inseparable from the mine. When parts of an item of plant and equipment have different useful lives, they are accounted for as separate items (or components) of plant and equipment.

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AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2022 and 2021 (Expressed in thousands of US dollars, except where otherwise noted)

Plant and equipment are depreciated using the following annual rates and methods:

Office equipment, furniture, and fixtures	5 years straight line balance
Computer equipment	3 years straight line balance
Mine machinery and transportation equipment	5 years straight line balance
Mill machinery and processing equipment	5 - 20 years straight line
Buildings	5 - 20 years straight line

Impairment

At each financial position reporting date, the carrying amounts of the Company’s assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

An asset’s recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset or cash generating unit is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in profit or loss for the period.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, provided the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

Leases

The Company assesses whether a contract is, or contains, a lease, at inception of the contract. The Company recognizes a right-of-use asset and a corresponding lease liability with respect to all lease arrangements in which it is the lessee, except for short-term leases (defined as leases with a lease term of 12 months or less) and leases of low value assets (such as tablets and personal computers, small items of office furniture and telephones). For these leases, the Company recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease unless another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the Company uses its incremental borrowing rate.

The incremental borrowing rate depends on the term, currency and start date of the lease and is determined based on a series of inputs including: the risk-free rate based on government bond rates; a country-specific risk adjustment; a credit risk adjustment based on bond yields; and an entity-specific adjustment when the risk profile of the entity that enters into the lease is different to that of the Company and the lease does not benefit from a guarantee from the Company.

Lease payments included in the measurement of the lease liability comprise:

•	Fixed lease payments (including in-substance fixed payments), less any lease incentives receivable

•	Variable lease payments that depend on an index or rate, initially measured using the index or rate at the commencement date

•	The amount expected to be payable by the lessee under residual value guarantees

•	The exercise price of purchase options, if the lessee is reasonably certain to exercise the options

•	Payments of penalties for terminating the lease, if the lease term reflects the exercise of an option to terminate the lease

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AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2022 and 2021 (Expressed in thousands of US dollars, except where otherwise noted)

The lease liability is presented as a separate line in the consolidated statement of financial position. The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made.

The Company remeasures the lease liability (and makes a corresponding adjustment to the related right-of-use asset) whenever:

•

The lease term has changed or there is a significant event or change in circumstances resulting in a change in the assessment of exercise of a purchase option, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate

•

The lease payments change due to changes in an index or rate or a change in expected payment under a guaranteed residual value, in which cases the lease liability is remeasured by discounting the revised lease payments using an unchanged discount rate (unless the lease payments change is due to a change in a floating interest rate, in which case a revised discount rate is used)

•

A lease contract is modified and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured based on the lease term of the modified lease by discounting the revised lease payments using a revised discount rate at the effective date of the modification

The right-of-use assets comprise the initial measurement of the corresponding lease liability, lease payments made at or before the commencement day, less any lease incentives received and any initial direct costs. They are subsequently measured at cost less accumulated depreciation and impairment losses. Right-of-use assets are depreciated over the shorter period of lease term and useful life of the right-of-use asset. If a lease transfers ownership of the underlying asset or the cost of the right-of-use asset reflects that the Company expects to exercise a purchase option, the related right-of-use asset is depreciated over the useful life of the underlying asset. The depreciation starts at the commencement date of the lease.

The Company applies IAS 36 to determine whether a right-of-use asset is impaired and accounts for any identified impairment loss as described in the ‘Plant, Equipment and Mining Properties’ policy.

Inventory

Material extracted from the Company's mine is classified as either process material or waste. Process material represents mineralized material that, at the time of extraction, the Company expects to process into a saleable form and sell at a profit, while waste is considered uneconomic to process and its extraction cost is included in direct mining costs. Raw materials are comprised of process material stockpiles. Process material is accumulated in stockpiles that are subsequently processed into bulk copper, silver, and gold concentrate in a saleable form. The Company has bulk copper, silver, and gold concentrate inventory in saleable form that has not yet been sold. Mine operating supplies represent commodity consumables and other raw materials used in the production process, as well as spare parts and other maintenance supplies that are not classified as capital items.

Inventories are valued at the lower of cost and net realizable value (“NRV”). Cost is determined on a weighted average basis and includes all costs incurred, based on normal production capacity, in bringing each product to its present location and condition. Cost of inventories comprises direct labor, materials and contractor expenses, depletion and depreciation on mining properties, plant and equipment, and an allocation of mine site costs. As mineralized material is removed for processing, costs are removed based on the average cost per tonne in the stockpile. Stockpiled process material tonnages are verified by periodic surveys.

NRV of mineralized material is determined with reference to relevant market prices less the estimated costs of completion and the estimated costs necessary to make the sale. NRV of materials and supplies is generally calculated by reference to salvage or scrap values when it is determined that the supplies are obsolete. NRV provisions are recorded within cost of sales in the consolidated statement of operations, and are reversed to reflect subsequent recoveries where the inventory is still on hand.

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AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2022 and 2021 (Expressed in thousands of US dollars, except where otherwise noted)

Revenue from Contracts with Customers

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue and costs to sell can be reliably measured. Revenue is measured at the fair value of the consideration received, excluding discounts, rebates, and other sales tax or duty.

Performance Obligations

Based on the criteria outlined in IFRS 15, the Company applied significant judgment in determining that the primary performance obligation relating to its sales contracts is the delivery of concentrates. Shipping and insurance services arranged by the Company for concentrate sales that occur after the transfer of control are also considered performance obligations.

Transfer of Control

Based on the criteria outlined in IFRS 15, the Company applied significant judgment in determining when the transfer of control occurs. Management based its assessment on a number of indicators of control, which include but are not limited to, whether the Company has the present right of payment and whether the physical possession of the goods, significant risks and rewards, and legal title have been transferred to the customer.

Provisional Pricing

Based on the criteria outlined in IFRS 15, the Company applied significant judgment in determining variable consideration. The Company identified two provisional pricing components in concentrate sales, represents variable consideration in the form of a) adjustments between original and final assay results relating to the quantity and quality of concentrate shipments, as well as b) pricing adjustments between provisional and final invoicing based on market prices for base and precious metals.

Based on the Company’s historical accuracy in the assay process, as evidenced by the negligible historical adjustments relating to assay differences, the Company concluded the variability in consideration caused by the assaying results is negligible. The Company does not expect a significant amount of reversal related to assaying differences. The Company records revenues based on provisional invoices based on quoted market prices of the London Bullion Market Association and the London Metal Exchange during the quotation period outlined in the concentrate sales agreement. The Company applied judgment to determine the amount of variable consideration to be recognized during the period for which the likelihood of significant reversal is low.

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AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2022 and 2021 (Expressed in thousands of US dollars, except where otherwise noted)

Financial Instruments

Measurement – initial recognition

All financial assets and financial liabilities are initially recorded on the Company’s consolidated statement of financial position when the Company becomes a party to the contractual provisions of the instrument. All financial asset and liabilities are initially recorded at fair value, net of attributable transaction costs, except for those classified as fair value through profit or loss (“FVTPL”). Subsequent measurement of financial assets and financial liabilities depends on the classifications of such assets and liabilities.

Classification – financial assets

Amortized cost:

Financial assets that are held within a business model whose objective is to hold financial assets in order to collect contractual cash flows, and that the contractual terms of the financial assets give rise on specified date to cash flows that are solely payments of principal and interest on the principal amount outstanding, are measured subsequent to initial recognition at amortized cost.

The amortized cost of a financial asset is the amount at which the financial asset is measured at initial recognition minus the principal repayments, plus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount, adjusted for any loss allowance. Interest income is recognized using the effect interest method, and is recognized in Interest and other income, on the consolidated statements of operations and comprehensive income (loss)

The Company financial assets at amortized costs include its cash, amounts receivable not related to sales of concentrate, investments (short-term), and reclamation bonds.

Fair value through other comprehensive income (“FVTOCI”)

Financial assets that are held within a business model whose objective is to hold financial assets in order to both collect contractual cash flows and selling financial assets, and that the contractual terms of the financial assets give rise on specified date to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Upon initial recognition of equity securities, the Company may make an irrevocable election (on an instrument-by-instrument basis) to designate its equity securities that would otherwise be measured at FVTPL to present subsequent changes in fair value in other comprehensive income. Designation at FVTOCI is not permitted if the equity investment is held for trading or if it is contingent consideration recognized by an acquirer in a business combination. Investments in equity instruments at FVTOCI are initially measured at fair value plus transaction costs. Subsequently, they are measured at fair value with gains and losses arising from changes in fair value recognized in other OCI. The cumulative gain or loss is not reclassified to profit or loss on disposal of the instrument; instead, it is transferred to retained earnings.

The Company currently has no financial assets designated as FVTOCI.

Fair value through profit or loss (“FVTPL”)

By default, all other financial assets are measured subsequently at FVTPL, which includes amounts receivable from concentrate sales.

Classification – financial liabilities

Financial liabilities that are not contingent consideration of an acquirer in a business combination, held for trading or designated as at FVTPL, are measured at amortized cost using the effective interest method.

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AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2022 and 2021 (Expressed in thousands of US dollars, except where otherwise noted)

Financial liabilities at amortized cost include accounts payable, amounts due to related parties, term facility, equipment loans, and finance lease obligations.

Financial liabilities classified FVTPL include financial liabilities held for trading and financial liabilities designated upon initial recognition as FVTPL. Fair value changes on financial liabilities classified as FVTPL are recognized in the consolidated statements of operations. The Company has classified share purchase warrants with an exercise price in US dollars (see Note 16) as financial liabilities at FVTPL. As these warrants are exercised, the fair value of the recorded warrant liability on date of exercise is included in share capital along with the proceeds from the exercise. If these warrants expire, the related decrease in warrant liability is recognized in the consolidated statements of operations and comprehensive income (loss).

The Company has no hedging arrangements and does not apply hedge accounting.

Impairment

The Company recognizes a loss allowance for expected credit losses on its financial assets when necessary. The amount of expected credit losses is updated at each reporting period to reflect changes in credit risk since initial recognition of the respective financial instruments.

Share capital

a) Common shares

common shares are classified as equity. Transaction costs directly attributable to the issuance of common shares and equity warrants are recognized as a deduction from equity, net of any tax effects. Transaction costs directly attributable to derivative warrants are charged to operations as a finance cost.

b) Repurchase of share capital (treasury shares)

when share capital recognized as equity is repurchased, the amount of the consideration paid, which includes directly attributable costs, net of any tax effects, is recognized as a deduction from equity. Repurchased shares are classified as treasury shares and are presented as a deduction from total equity. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is transferred to accumulated deficit.

Share-based payment transactions

The Company’s share option plan and restricted share unit (“RSU”) plan allows directors, officers, employees, and consultants to acquire common shares of the Company.

The fair value of options granted is measured at fair value at the grant date based on the market value of the Company’s common shares on that date.

The fair value of equity-settled RSUs is measured at the grant date based on the market value of the Company’s common shares on that date, and each tranche is recognized using the graded vesting method over the period during which the RSUs vest. At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of RSUs that are expected to vest.

All options and RSUs are recognized in the consolidated statements of operations and comprehensive income (loss) as an expense or in the consolidated statements of financial position as exploration and evaluation assets over the vesting period with a corresponding increase in equity reserves in the consolidated statements of financial position.

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AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2022 and 2021 (Expressed in thousands of US dollars, except where otherwise noted)

Reclamation and other provisions

Provisions are recognized where a legal or constructive obligation has been incurred as a result of past events, it is probable that an outflow of resources embodying economic benefit will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. If material, provisions are measured at the present value of the expenditures expected to be required to settle the obligation. The increase in any provision due to the passage of time is recognized as accretion expense.

The Company records the present value of estimated costs of legal and constructive obligations required to restore properties in the period in which the obligation is incurred. The nature of these restoration activities includes dismantling and removing structures, rehabilitating mines and restoration, reclamation, and re-vegetation of affected areas.

The fair value of the liability for a rehabilitation provision is recorded when it is incurred. When the liability is initially recognized, the present value of the estimated cost is capitalized by increasing the carrying amount of the related mining property or exploration and evaluation asset. Over time, the discounted liability is increased for the change in present value based on the discount rates that reflect current market assessments and the risks specific to the liability, which is accreted over time through periodic charges to income or loss. A revision in estimates or new disturbance will result in an adjustment to the provision with an offsetting adjustment to the mineral property or the exploration and evaluation asset. Additional disturbances, changes in costs, or changes in assumptions are recognized as adjustments to the corresponding assets and reclamation liabilities when they occur.

Earnings per share

The Company presents basic and diluted earnings per share data for its common shares, calculated by dividing the earnings attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the year. Diluted earnings per share is determined by adjusting the earnings attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all potentially dilutive common shares.

Income taxes

Income taxes in the years presented are comprised of current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized as equity.

Deferred tax is recognized using the statement of financial position asset and liability method, which provides for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax recognized is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the consolidated statement of financial position date. A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

Deferred tax assets and liabilities are not recognized if the temporary differences arise from the initial recognition of goodwill or an asset or liability in a transaction other than a business combination that affects neither accounting profit nor taxable profit.

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AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2022 and 2021 (Expressed in thousands of US dollars, except where otherwise noted)

4. RECENT ACCOUNTING PRONOUNCEMENTS

Application of new and revised accounting standards:

Property, Plant and Equipment — Proceeds before Intended Use (Amendments to IAS 16)

The amendments prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling such items, and the cost of producing those items, in profit or loss. The amendments are applied on or after the first annual reporting period beginning on or after January 1, 2022, with early application permitted. The amendments are applied retrospectively, but only to items of property, plant and equipment that are brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after the beginning of the earliest period presented in the financial statements in which the Company first applies the amendments. This amendment will impact the Company’s accounting for proceeds from mineral sales prior to reaching commercial production at levels intended by management. The Company adopted the amendments to IAS 16 with no material impact on the financial statements.

Future Changes in Accounting Policies Not Yet Effective as at December 31, 2022:

Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. These standards are not expected to have a material impact on the Company in the current or future reporting periods.

5. ACQUISITION OF LA PRECIOSA

On March 21, 2022, the Company closed the acquisition with Coeur Mining Inc. (“Coeur”) of all of the issued and outstanding shares of Proyectos Mineros La Preciosa S.A de C.V, a Mexican corporation, and Cervantes LLC, a Delaware LLC, that together hold the La Preciosa property in Mexico (“La Preciosa”).   Total consideration paid to Coeur was comprised of:

a)	Cash consideration of $15.3 million paid;

b)	A promissory note for $5 million in favour of Coeur, payable without interest on or before March 21, 2023;

c)	14,000,000 common shares of Avino, with a value of $13.65 million on issuance;

d)

7,000,000 share purchase warrants with a total value at $2.24 million exercisable at $1.09 per share until September 21, 2023, representing a 25% premium to Avino’s 20-day volume weighted average trading price as of October 26, 2021;

Additionally, Avino issued the following consideration for which payment is contingent on a future event and due to acquisition date uncertainty these are valued at Nil. A liability for these contingent payments will be recognized when related activity and events occur.

e)

An additional cash payment of $8.75 million, to be paid no later than 12 months after initial production at La Preciosa, up to one-half of which may be paid in common shares of Avino (provided Coeur’s total shareholdings cannot exceed 19.9% of the Company’s total issued and outstanding shares);

f)	A 1.25% net smelter returns royalty on the Gloria and Abundancia areas of La Preciosa, and a 2.00% gross value royalty on all other areas of La Preciosa; and

g)

A payment of $0.25 per silver equivalent ounce (subject to inflationary adjustment) of new mineral reserves (as defined by NI 43-101) discovered and declared outside of the current mineral resource area at La Preciosa, subject to a cap of $50 million, and any such payments will be credited against any existing or future payments owing on the gross value royalty.

The transaction has been accounted for as an asset acquisition as La Preciosa is in the exploration and evaluation stage and had not demonstrated technical feasibility, commercial viability, or the ability to provide economic benefits. La Preciosa did not have the workforce, resources and/or reserves, mine plan, or financial resources to meet the definition of a business for accounting purposes.

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AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2022 and 2021 (Expressed in thousands of US dollars, except where otherwise noted)

The purchase consideration has been assigned based on the relative fair values of the assets acquired and liabilities assumed and is summarized as follows:

Cash paid	$15,301
Note payable	4,665
Common shares	14,630
Share purchase warrants	2,240
Total purchase consideration	36,836
Transaction costs	270
Total acquisition cost	$37,106

Cash	$168
Other current assets	471
Plant and equipment	1,621
Exploration and evaluation assets	37,618
Accounts payable	(2,772)
Net assets acquired	$37,106

Common shares of $14,630 above includes $980 attributed to the value of 1,075,000 common shares issued for advisory services as part of the completion of the acquisition.

6. TAXES RECOVERABLE

The Company’s taxes recoverable consist of the Mexican I.V.A. (“VAT”) and income taxes recoverable and Canadian sales taxes (“GST/HST”) recoverable.

	December 31, 2022	December 31, 2021
VAT recoverable	$1,385	$790
GST recoverable	25	26
Income taxes recoverable	2,327	2,548
	$3,737	$3,364

7. INVENTORY

	December 31, 2022	December 31, 2021
Process material stockpiles	$2,788	$1,083
Concentrate inventory	1,617	2,467
Materials and supplies	1,855	1,629
	$6,260	$5,179

The amount of inventory recognized as an expense for the year ended December 31, 2022 totalled $28,795 (2021 – $7,282, 2020 – $15,832). See Note 17 for further details.

-20-

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2022 and 2021 (Expressed in thousands of US dollars, except where otherwise noted)

8. LONG-TERM INVESTMENTS

The Company classifies its long-term investments as designated at fair value through profit and loss under IFRS 9. Long-term investments are summarized as follows:

	Fair Value December 31,	Net Additions	Movements in foreign	Fair value adjustments	Fair Value December 31,
	2021		Exchange	for the period	2022
Talisker Resources	$3,880	$-	$(134)	$(2,106)	$1,640
Silver Wolf Exploration Ltd.	59	30	(35)	(3)	51
Endurance Gold Corp	-	53	(4)	6	55
	$3,939	$83	$(173)	$(2,103)	$1,746

Silver Wolf Exploration Ltd.

During the year ended December 31, 2022, the Company received 250,000 common shares (December 31, 2021 - received 131,718 common shares and 300,000 share purchase warrant at an exercise price of C$0.20) as part of the terms in the Option Agreement with Silver Wolf Exploration Ltd. Upon acquisition, the fair value of these common shares were recorded as “Option Income” as a credit to exploration and evaluation assets (see Note 9). Any subsequent revaluation under IFRS 9 at fair value through profit and loss will be recorded as a gain or loss on long-term investments.

Endurance Gold Corp.

During the year ended December 31, 2022, the Company received 200,000 common shares as part of the terms of the Option Agreement with Endurance Gold Corp. Upon acquisition, the fair value of these common shares were recorded as “Other Income” on the statement of profit and loss. Any subsequent revaluation under IFRS 9 at fair value through profit and loss will be recorded as a gain or loss on long-term investments.

See Note 9 for full details of the Option Agreement.

9. EXPLORATION AND EVALUATION ASSETS

The Company has accumulated the following acquisition, exploration and evaluation costs which are not subject to depletion:

	Avino, Mexico	La Preciosa, Mexico	British Columbia & Yukon, Canada	Total

Balance, January 1, 2021	$10,051	$-	$1	$10,052

Costs incurred during 2021:
Drilling and exploration	1,047	-	-	1,047
Assessments and taxes	68	-	-	68
Effect of movements in exchange rates	3	-	-	3
Option income - Note 9	(117)	-	-	(117)

Balance, December 31, 2021	$11,052	$-	$1	$11,053
Costs incurred during 2022:
Acquisition costs – Note 5	-	37,618	-	37,618
Drilling and exploration	719	296	-	1,015
Assessments and taxes	94	61	-	155
Option income – Note 9	(30)	-	-	(30)
Effect of movements in exchange rates	(7)	-	-	(7)

Balance, December 31, 2022	$11,828	$37,975	$1	$49,804

-21-

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2022 and 2021 (Expressed in thousands of US dollars, except where otherwise noted)

Additional information on the Company’s exploration and evaluation properties by region is as follows:

(a) Durango, Mexico

The Company’s subsidiary Avino Mexico owns 42 mineral claims and leases four mineral claims in the state of Durango, Mexico. The Company’s mineral claims in Mexico are divided into the following four groups:

(i) Avino Mine area property

The Avino Mine area property is situated around the towns of Panuco de Coronado and San Jose de Avino and surrounding the historic Avino mine site. There are four exploration concessions covering 154.4 hectares, 24 exploitation concessions covering 1,284.7 hectares, and one leased exploitation concession covering 98.83 hectares. Within the Avino Mine site area is the Company’s San Gonzalo Mine, which achieved production at levels intended by management as of October 1, 2012, and on this date accumulated exploration and evaluation costs were transferred to mining properties.

(ii) Gomez Palacio/Ana Maria property

The Ana Maria property is located near the town of Gomez Palacio, and consists of nine exploration concessions covering 2,549 hectares, and is also known as the Ana Maria property.

Option Agreement – Silver Wolf Exploration Ltd. (formerly Gray Rock Resources Ltd.) (“Silver Wolf”)

On March 11, 2021, the Company was informed that Silver Wolf received TSX Venture Exchange approval on the previously-announced entrance into an option agreement to grant Silver Wolf the exclusive right to acquire a 100% interest in the Ana Maria and El Laberinto properties in Mexico (the “Option Agreement”). In exchange, Avino received Silver Wolf share purchase warrants to acquire 300,000 common shares of Silver Wolf at an exercise price of C$0.20 per share for a period of 36 months from the date of the TSX Venture Exchange’s final acceptance of the Option Agreement (the “Approval Date”). In order to exercise the option, Silver Wolf will:

1.	Issue to Avino a total of C$600 in cash or common shares of Silver Wolf as follows:

a.	C$50 in common shares of Silver Wolf within 30 days of March 8, 2021 (received on March 26, 2021 – see Note 8 for details);

b.	A further C$50 in cash or shares of Silver Wolf at Avino’s discretion on or before March 8, 2022 (received on March 30, 2022 – See Note 8 for details);

c.	A further C$100 in cash or shares of Silver Wolf at Avino’s discretion on or before March 8, 2023 (received on March 13, 2023 – See Note 25 for details);

d.	A further C$200 in cash or shares of Silver Wolf at Avino’s discretion on or before March 8, 2024; and

e.	A further C$200 in cash or shares of Silver Wolf at Avino’s discretion on or before March 8, 2025; and

2.	Incur a total of C$750 in exploration expenditures on the properties, as follows:

a.	C$50 on or before March 8, 2022 (completed);

b.	A further C$100 on or before March 8, 2023 (completed); and

c.	A further C$600 on or before March 8, 2025.

Under the Option Agreement, all share issuances will be based on the average volume weighted trading price of Silver Wolf’s shares on the TSX Venture Exchange for the ten trading days immediately preceding the date of issuance of the shares, and the shares will be subject to resale restrictions under applicable securities legislation for 4 months and a day from their date of issue.

-22-

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2022 and 2021 (Expressed in thousands of US dollars, except where otherwise noted)

The Option Agreement between the Company and Silver Wolf is considered a related party transaction as the two companies have directors in common.

(iii) Santiago Papasquiaro property

The Santiago Papasquiaro property is located near the village of Santiago Papasquiaro, and consists of four exploration concessions covering 2,552.6 hectares and one exploitation concession covering 602.9 hectares.

(iv) Unification La Platosa properties

The Unification La Platosa properties, consisting of three leased concessions in addition to the leased concession described in note (i) above, are situated within the Avino Mine area property near the towns of Panuco de Coronado and San Jose de Avino and surrounding the Avino Mine.

In February 2012, the Company’s wholly-owned Mexican subsidiary entered into a new agreement with Minerales de Avino, S.A. de C.V. (“Minerales”) whereby Minerales has indirectly granted to the Company the exclusive right to explore and mine the La Platosa property known as the “ET zone”. The ET zone includes the Avino Mine, where production at levels intended by management was achieved on July 1, 2015.

Under the agreement, the Company has obtained the exclusive right to explore and mine the property for an initial period of 15 years, with the option to extend the agreement for another 5 years. In consideration of the granting of these rights, the Company issued 135,189 common shares with a fair value of C$250 during the year ended December 31, 2012.

The Company has agreed to pay to Minerales a royalty equal to 3.5% of net smelter returns (“NSR”). In addition, after the start of production, if the minimum monthly processing rate of the mine facilities is less than 15,000 tonnes, then the Company must pay to Minerales a minimum royalty equal to the applicable NSR royalty based on the processing at a monthly rate of 15,000 tonnes.

Minerales has also granted to the Company the exclusive right to purchase a 100% interest in the property at any time during the term of the agreement (or any renewal thereof), upon payment of $8 million within 15 days of the Company’s notice of election to acquire the property. The purchase would be subject to a separate purchase agreement for the legal transfer of the property.

(b) La Preciosa, Mexico

During the year ended December 31, 2022, the Company received approval for the closing of the acquisition of the La Preciosa property from Coeur Mining Inc. (“Coeur”).

La Preciosa consists of 15 exploration concessions totaling 6,011 hectares located in Durango, Mexico, within the municipalities of Panuco de Coronado and Canatlan. The property is located within 20 kilometres of the Company’s current Avino mining operations. For further details on the transaction, see Note 5.

(c) British Columbia, Canada

(i) Minto and Olympic-Kelvin properties

On May 2, 2022, the Company granted Endurance Gold Corp. (“Endurance”) the right to acquire an option to earn 100% ownership of the former Minto Gold Mine, Olympic and Kelvin gold prospects contained within a parcel of crown grant and mineral claims (the “Olympic Claims”).

-23-

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2022 and 2021 (Expressed in thousands of US dollars, except where otherwise noted)

Under the terms of the letter agreement, Endurance can earn a 100% interest in the Olympic Claims if they pay Avino a total cash consideration in the aggregate amount of C$100, issue up to a total of 1,500,000 common shares (“Shares”) of Endurance and incur exploration expenditures in the aggregate amount of C$300; all of which is to be incurred by December 31, 2024. In the event that Endurance earns the 100% interest, the Olympic Claims will be subject to a 2% net smelter return royalty (“NSR”), of which 1% NSR can be purchased by the Endurance for C$750 and the remaining balance of the NSR can be purchased for C$1,000.

As part of the final requirement to earn its interest, Endurance agreed to grant to Avino 750,000 share purchase warrants (“Warrants”) by December 31, 2024, that offer Avino the option to purchase additional shares in the Company for a period of three years from the date of issuance. The exercise price of the Warrants will be set at a 25% premium to the 20-day VWAP share price at the issuance date. During the Option term, if Endurance is successful in defining a compliant mineral resource of at least 500,000 gold-equivalent ounces on the Olympic Claims then Endurance will be obliged to pay Avino a C$1,000 discovery bonus.

The Option agreement is subject to the TSX Venture Exchange acceptance, and any Shares or Warrants to be issued will be subject to a four-month hold period on issuance as per the policies of the TSX Venture Exchange.

During the year ended December 31, 2022, Endurance granted 200,000 common shares and paid C$25 as per the terms of the agreement, which required payment upon signing of a letter agreement between the two parties

(ii) Yukon, Canada

The Company has a 100% interest in 14 quartz leases located in the Mayo Mining Division of Yukon, Canada, which collectively comprise the Eagle Property.

Subsequent to December 31, 2022, the Company agreed to sell to a subsidiary of Hecla Mining Company (“Hecla”) the Eagle Property for cash consideration of C$250.

10. NON-CONTROLLING INTEREST

At December 31, 2022, the Company had an effective 99.67% (December 31, 2021 - 99.67%) interest in its subsidiary Avino Mexico and the remaining 0.33% (December 31, 2021 - 0.33%) interest represents a non-controlling interest. The accumulated deficit and current period income attributable to the non-controlling interest are insignificant and accordingly have not been recognized in the consolidated financial statements.

-24-

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2022 and 2021 (Expressed in thousands of US dollars, except where otherwise noted)

11. PLANT, EQUIPMENT AND MINING PROPERTIES

	Mining properties	Office equipment, furniture, and fixtures	Computer equipment	Mine machinery and transportation equipment	Mill machinery and processing equipment	Buildings and construction in process	Total
	$	$	$	$	$	$	$
COST
Balance at December 31, 2020	13,149	563	347	12,955	17,483	11,263	55,760
Additions / Transfers	(113)	31	(12)	1,285	1,130	508	2,829
Effect of movements in exchange rates	2	1	-	-	-	7	10
Balance at December 31, 2021	13,038	595	335	14,240	18,613	11,778	58,599
Additions / Transfers	1,649	185	441	2,383	4,781	2,907	12,346
Writedowns	-	-	-	(1,692)	(100)	-	(1,792)
Effect of movements in exchange rates	-	(17)	(2)	(1)	-	8	(12)
Balance at December 31, 2022	14,687	763	774	14,930	23,294	14,693	69,141

ACCUMULATED DEPLETION AND DEPRECIATION
Balance at January 1, 2021	8,643	187	256	4,907	5,297	1,624	20,914
Additions / Transfers	213	107	11	37	1,370	272	2,010
Effect of movements in exchange rates	-	-	-	-	-	-	-
Balance at December 31, 2021	8,856	294	267	4,944	6,667	1,896	22,924
Additions / Transfers	250	147	331	1,616	146	1,133	3,623
Writedowns	-	-	-	(1,382)	(80)	-	(1,462)
Balance at December 31, 2022	9,106	441	598	5,178	6,733	3,029	25,085

NET BOOK VALUE
At December 31, 2022	5,581	322	176	9,752	16,561	11,664	44,056
At December 31, 2021	4,182	301	68	9,296	11,946	9,882	35,675
At December 31, 2020	4,506	376	91	8,048	12,186	9,639	34,846

-25-

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2022 and 2021 (Expressed in thousands of US dollars, except where otherwise noted)

Included in Buildings above are assets under construction of $3,817 as at December 31, 2022 (2021 - $6,348) on which no depreciation was charged in the periods then ended. Once the assets are ready for service, they will be transferred to the appropriate class of plant, equipment and mining properties.

As of December 31, 2022, the Company performed an evaluation of the property plant and equipment and recorded a write-down of $330 (December 31, 2021 - Nil) against the carrying value of mine and mill machinery and transportation equipment due to damage and obsolescence.

As at December 31, 2022, plant, equipment and mining properties included a net carrying amount of $2,417 (2021 - $1,306) for mining equipment and right of use assets under finance lease.

12. RELATED PARTY TRANSACTIONS AND BALANCES

All related party transactions are recorded at the exchange amount which is the amount agreed to by the Company and the related party.

(a) Key management personnel

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel for the years ended December 31, 2022, and 2021, is as follows:

	2022	2021
Salaries, benefits, and consulting fees	$1,228	$1,021
Share-based payments	1,566	1,188
	$2,794	$2,209

(b) Amounts due to/from related parties

In the normal course of operations, the Company transacts with companies related to Avino’s directors or officers. All amounts payable and receivable are non-interest bearing, unsecured and due on demand. The following table summarizes the amounts due to/(from) related parties:

	December 31, 2022	December 31, 2021
Oniva International Services Corp.	$100	$107
Silver Wolf Exploration Ltd.	(72)	-
Directors Fees	-	56
	$28	$163

For services provided to the Company as President and Chief Executive Officer, the Company pays Intermark Capital Corporation (“ICC”), a company controlled by David Wolfin, the Company’s president and CEO and also a director, for consulting services. For the year ended December 31, 2022, and 2021, the Company paid $326 and $239, respectively, to ICC.

(c) Other related party transactions

The Company has a cost sharing agreement with Oniva International Services Corp. (“Oniva”) for office and administration services. Pursuant to the cost sharing agreement, the Company will reimburse Oniva for the Company’s percentage of overhead and corporate expenses and for out-of-pocket expenses incurred on behalf of the Company. David Wolfin, President & CEO, and a director of the Company, is the sole owner of Oniva. The cost sharing agreement may be terminated with one-month notice by either party without penalty.

-26-

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2022 and 2021 (Expressed in thousands of US dollars, except where otherwise noted)

The transactions with Oniva during the year ended December 31, 2022, and 2021, are summarized below:

	2022	2021
Salaries and benefits	$878	$766
Office and miscellaneous	461	403
	$1,339	$1,169

13. NOTE PAYABLE

On March 21, 2022, the Company closed the acquisition of the La Preciosa property from Coeur Mining Inc. (see Note 5 for further details). As part of the agreement, the Company issued a promissory note payable of $5 million due on or before March 21, 2023. The present value of $4,665 of the note payable was calculated using a discount interest rate of 6.71%.

The note is unsecured and non-interest bearing assuming that the note is paid in full on or before March 21, 2023. If the note is not paid by March 21, 2023, a sum of $1 million shall be added to the principal amount and the note shall bear interest at a rate of 7% per annum and will be payable on demand.

The continuity of the note payable is as follows:

	December 31,	December 31,
	2022	2021
Balance at beginning of the period	$-	$-
Additions	4,665	-
Repayments	-	-
Unwinding of fair value adjustment	261	-
Balance at end of the period	$4,926	$-

14. WARRANT LIABILITY

The Company’s warrant liability arises as a result of the issuance of warrants exercisable in US dollars. As the denomination is different from the Canadian dollar functional currency of the entity issuing the underlying shares, the Company recognizes a derivative liability for these warrants and re-measures the liability at the end of each reporting period using the Black-Scholes model. Changes in respect of the Company’s warrant liability are as follows:

	December 31, 2022	December 31, 2021
Balance at beginning of the period	$741	$2,295
Warrants issued	2,240	-
Fair value adjustment	(2,395)	(1,581)
Effect of movement in exchange rates	(111)	27
Balance at end of the period	$475	$741

-27-

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2022 and 2021 (Expressed in thousands of US dollars, except where otherwise noted)

Continuity of warrants during the periods is as follows:

	Underlying Shares	Weighted Average Exercise Price
Warrants outstanding and exercisable, January 1, 2021	2,980,774	$0.80
Exercised	(1,030,362)	$0.80
Warrants outstanding and exercisable, December 31, 2021	1,950,412	$0.80
Issued	7,000,000	$1.09
Warrants outstanding and exercisable, December 31, 2022	8,950,412	$1.03

		All Warrants Outstanding and Exercisable
Expiry Date	Exercise Price per Share	December 31, 2022	December 31, 2021
September 21, 2023	$1.09	7,000,000	-
September 25, 2023	$0.80	1,950,412	1,950,412
		8,950,412	1,950,412

As at December 31, 2022, the weighted average remaining contractual life of warrants outstanding was 0.73 years (December 31, 2021 – 1.73 years).

Valuation of the warrant liability requires the use of estimates and assumptions including the expected stock price volatility. The expected volatility used in valuing warrants is based on volatility observed in historical periods. Changes in the underlying assumptions can materially affect the fair value estimates. The fair value of the warrant liability was calculated using the Black-Scholes model with the following weighted average assumptions and resulting fair values:

	December 31, 2022	December 31, 2021
Weighted average assumptions:
Risk-free interest rate	4.07%	0.91%
Expected dividend yield	0%	0%
Expected warrant life (years)	0.73	1.73
Expected stock price volatility	56.80%	83.13%
Weighted average fair value	$0.05	$0.38

During the year ended December 31, 2022, the Company recorded $Nil realized loss on the exercise of warrants (December 31, 2021 - $1,106, as result of the exercise of 1,030,362 warrants for the issuance of 1,030,362 common shares).

-28-

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2022 and 2021 (Expressed in thousands of US dollars, except where otherwise noted)

15. RECLAMATION PROVISION

Management’s estimate of the reclamation provision at December 31, 2022, is $445 (December 31, 2021 – $726), and the undiscounted value of the obligation is $1,454 (December 31, 2021 – $1,252).

The present value of the obligation was calculated using a risk-free interest rate of 9.65% (December 31, 2021 – 7.78%) and an inflation rate of 7.82% (December 31, 2021 – 7.36%). Reclamation activities are estimated to begin in 2023 for the San Gonzalo Mine and in 2041 for the Avino Mine.

A reconciliation of the changes in the Company’s reclamation provision for the years ended December 31, 2022 and 2021, is as follows:

	December 31, 2022	December 31, 2021

Balance at beginning of the period	$726	$808
Changes in estimates	(364)	(105)
Unwinding of discount related to continuing operations	44	47
Effect of movements in exchange rates	39	(24)
Balance at end of the period	$445	$726

16. SHARE CAPITAL AND SHARE-BASED PAYMENTS

(a) Authorized: Unlimited common shares without par value.

(b) Issued:

(i) During the year ended December 31, 2022, the Company issued 14,000,000 common shares as part of the acquisition of La Preciosa from Coeur Mining Inc.. As a result, $13,650 was recorded to share capital, and exploration and evaluation assets as acquisition costs, representing the closing price on the Toronto Stock Exchange on March 21, 2022, the date of the issuance and closing.

The Company further issued 1,075,000 common shares as payment for services provided during the acquisition, and as a result $980 was recorded to share capital and exploration and evaluation assets as acquisition costs.

During the year ended December 31, 2022, the Company issued 48,000 common shares following the exercise of 48,000 options. As a result, $46 was recorded to share capital, representing cash proceeds of $31 and the fair value upon issuance of $15.

During the year ended December 31, 2022, the Company issued 982,879 common shares upon exercise of RSUs. As a result, $899 was recorded to share capital.

(ii) During the year ended December 31, 2021, the Company issued 10,050,000 common shares in an at-the-market offering under prospectus supplement for gross proceeds of $19,020. The Company paid a 2.75% cash commission of $523 on gross proceeds, for net proceeds of $18,497, and incurred additional $400 in issuance costs during the period.

During the year ended December 31, 2021, the Company issued 1,030,362 common shares following the exercise of 1,030,362 warrants. As a result, $1,911 was recorded to share capital, representing cash proceeds of $824, fair value of the warrants on the date of exercise (see Note 14 for valuation methodology of $US denominated warrants) of $1,106, and movements in foreign exchange of $(19).

During the year ended December 31, 2021, the Company issued 264,000 common shares following the exercise of 264,000 options. As a result, $364 was recorded to share capital, representing cash proceeds of $237 and the fair value upon issuance of $127.

-29-

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2022 and 2021 (Expressed in thousands of US dollars, except where otherwise noted)

(c) Stock options:

The Company has a stock option plan to purchase the Company’s common shares, under which it may grant stock options of up to 10% of the Company’s total number of shares issued and outstanding on a non-diluted basis. The stock option plan provides for the granting of stock options to directors, officers, and employees, and to persons providing investor relations or consulting services, the limits being based on the Company’s total number of issued and outstanding shares per year. The stock options vest on the date of grant, except for those issued to persons providing investor relations services, which vest over a period of one year. The option price must be greater than or equal to the discounted market price on the grant date, and the option term cannot exceed ten years from the grant date.

Continuity of stock options is as follows:

	Underlying Shares	Weighted Average Exercise Price (C$)

Stock options outstanding, January 1, 2021	3,483,000	$1.77
Exercised	264,000)	$1.16
Expired	(360,000)	$2.95
Cancelled / Forfeited	(20,000)	$1.64
Stock options outstanding, December 31, 2021	2,839,000	$1.68
Granted	2,390,000	$1.20
Exercised	(48,000)	$0.79
Expired	(880,000)	$1.98
Cancelled / Forfeited	(45,000)	$1.40
Stock options outstanding, December 31, 2022	4,256,000	$1.36
Stock options exercisable, December 31, 2022	3,658,500	$1.39

The following table summarizes information about the stock options outstanding and exercisable at December 31, 2022:

		Outstanding		Exercisable
Expiry Date	Price (C$)	Number of Options	Weighted Average Remaining Contractual Life (Years)	Number of Options	Weighted Average Remaining Contractual Life (Years)
August 28, 2023	$1.30	105,000	0.66	105,000	0.66
August 21, 2024	$0.79	126,000	1.64	126,000	1.64
August 4, 2025	$1.64	1,660,000	2.59	1,660,000	2.59
March 25, 2027	$1.20	2,340,000	4.23	1,755,000	4.23
May 4, 2027	$0.92	25,000	4.34	12,500	4.34
		4,256,000	3.43	3,658,500	3.43

Valuation of stock options requires the use of estimates and assumptions including the expected stock price volatility. The expected volatility used in valuing stock options is based on volatility observed in historical periods. Changes in the underlying assumptions can materially affect the fair value estimates. The fair value of the stock options was calculated using the Black-Scholes model with the following weighted average assumptions and resulting fair values:

-30-

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2022 and 2021 (Expressed in thousands of US dollars, except where otherwise noted)

	December 31, 2022	December 31, 2021
Weighted average assumptions:
Risk-free interest rate	2.49%	-%
Expected dividend yield	0.00%	-%
Expected option life (years)	5.00	-
Expected stock price volatility	59.98%	-%
Expected forfeiture rate	20%	-%
Weighted average fair value	$0.63	-

During the year ended December 31, 2022, the Company charged $869 (year ended December 31, 2021 - $362) to operations as share-based payments for the fair value of stock options granted.

(d) Restricted Share Units:

On April 19, 2018, the Company’s Restricted Share Unit (“RSU”) Plan was approved by its shareholders. The RSU Plan is administered by the Compensation Committee under the supervision of the Board of Directors as compensation to officers, directors, consultants, and employees. The Compensation Committee determines the terms and conditions upon which a grant is made, including any performance criteria or vesting period.

Upon vesting, each RSU entitles the participant to receive one common share, provided that the participant is continuously employed with or providing services to the Company. RSUs track the value of the underlying common shares, but do not entitle the recipient to the underlying common shares until such RSUs vest, nor do they entitle a holder to exercise voting rights or any other rights attached to ownership or control of the common shares, until the RSU vests and the RSU participant receives common shares.

Continuity of RSUs is as follows:

	Underlying Shares	Weighted Average Price (C$)

RSUs outstanding, January 1, 2021	2,874,000	$1.28
Exercised	(1,330,167)	$1.22
Cancelled / Forfeited	(104,356)	$1.54
RSUs outstanding, December 31, 2021	1,439,477	$1.32
Granted	1,799,000	$1.19
Exercised	(982,879)	$1.18
Forfeited	(64,932)	$1.40
RSUs outstanding, December 31, 2022	2,190,666	$1.27

The following table summarizes information about the RSUs outstanding at December 31, 2022:

Issuance Date	Price (C$)	Number of RSUs Outstanding
August 4, 2020	$1.64	412,666
March 25, 2022	$1.19	1,778,000
		2,190,666

-31-

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2022 and 2021 (Expressed in thousands of US dollars, except where otherwise noted)

During the year ended December 31, 2022, 1,799,000 RSUs (year ended December 31, 2021 – Nil) were granted. The weighted average fair value at the measurement date was C$1.19, based on the TSX market price of the Company’s shares on the date the RSUs were granted.

During the year ended December 31, 2022, the Company charged $1,155 (December 31, 2021 - $1,107) to operations as share-based payments for the fair value of the RSUs vested. The fair value of the RSUs is recognized over the vesting period with reference to vesting conditions and the estimated RSUs expected to vest.

(e) Earnings (loss) per share:

The calculations for basic earnings (loss) per share and diluted earnings (loss) per share are as follows:

	2022	2021
Net income (loss) from continuing operations for the period	$3,096	$(2,057)
Net income (loss) for the period	$3,096	$(2,057)
Basic weighted average number of shares outstanding	114,372,371	100,161,357
Effect of dilutive share options, warrants, and RSUs (‘000)	3,243,527	-
Diluted weighted average number of shares outstanding	117,615,898	100,161,137
Basic and diluted earnings (loss) from continuing operations per share	$0.03	$(0.02)
Basic and diluted earnings (loss) per share	$0.03	$(0.02)

3,573,960 potential common shares are anti-dilutive for the year ended December 31, 2021, and are therefore excluded from the weighted average number of common shares for the purpose of diluted earnings (loss) per share.

17. REVENUE AND COST OF SALES

The Company’s revenues for the year ended December 31, 2022 and 2021, are all attributable to Mexico, from shipments of concentrate from the Avino Mine, and processing of Historical Above Ground Stockpiles.

	2022	2021
Concentrate sales	$43,648	$11,208
Provisional pricing adjustments	539	20
	$44,187	$11,228

Cost of sales consists of changes in inventories, direct costs including personnel costs, mine site costs, energy costs (principally diesel fuel and electricity), maintenance and repair costs, operating supplies, external services, third party transport fees, depreciation and depletion, and other expenses for the periods. Direct costs include the costs of extracting co-products. Stand-by costs consist of care and maintenance costs incurred during the work stoppages at the Avino Mine during the year ended December 31, 2021.

Cost of sales is based on the weighted average cost of inventory sold for the periods and consists of the following:

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AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2022 and 2021 (Expressed in thousands of US dollars, except where otherwise noted)

	2022	2021
Production costs	$26,749	$4,905
Stand-by costs	-	800
Write down of equipment	330	-
Depreciation and depletion	2,046	1,976
	$29,125	$7,681

18. GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses on the consolidated statements of operations consist of the following:

	2022	2021
Salaries and benefits	$1,892	$1,277
Office and miscellaneous	1,189	647
Professional fees	713	402
Management and consulting fees	499	451
Investor relations	303	227
Directors fees	153	182
Regulatory and compliance fees	146	170
Depreciation	140	140
Travel and promotion	121	70
	$5,156	$3,566

19. COMMITMENTS

The Company has a cost sharing agreement to reimburse Oniva for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on Oniva’s total overhead and corporate expenses. The agreement may be terminated with one-month notice by either party. Transactions and balances with Oniva are disclosed in Note 12.

The Company and its subsidiaries have various lease agreements for their office premises, use of land, and equipment. Commitments in respect of these lease agreements are as follows:

	December 31, 2022	December 31, 2021
Not later than one year	$105	$96
Later than one year and not later than five years	347	330
Later than five years	398	462
	$850	$888

Office lease payments recognized as an expense during the year ended December 31, 2022, totalled $18 (December 31, 2021 - $16).

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AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2022 and 2021 (Expressed in thousands of US dollars, except where otherwise noted)

20.SUPPLEMENTARY CASH FLOW INFORMATION

	2022	2021
Net change in non-cash working capital items:
Accounts payable and accrued liabilities	$3,603	$1,240
Prepaid expenses and other assets	(904)	(203)
Amounts receivable	(1,464)	(680)
Taxes payable	863	25
Amounts due to related parties	(127)	8
Taxes recoverable	71	1,727
Inventory	(998)	(3,664)
	$1,044	$1,547

	2022	2021
Other non-cash supplementary information:
Interest paid	$92	$92
Taxes paid	14	589
	$106	$581

	2022	2021
Non-cash investing and financing activities:
Acquisition of La Preciosa, net of cash & transaction costs	$21,535	$-
Shares acquired under terms of option agreements	83	109
Transfer of share-based payments reserve upon exercise of RSUs	899	1,278
Transfer of share-based payments reserve upon option exercise	15	126
Transfer of share-based payments reserve upon option cancellation or expiry	831	443
Equipment acquired under finance leases and equipment loans	1,827	1,058
	$25,190	$3,014

21. FINANCIAL INSTRUMENTS

The fair values of the Company’s amounts due to related parties and accounts payable approximate their carrying values because of the short-term nature of these instruments. Cash, amounts receivable, long-term investments, and warrant liability are recorded at fair value. The carrying amounts of the Company’s note payable, equipment loans, and finance lease obligations are a reasonable approximation of their fair values based on current market rates for similar financial instruments.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, liquidity risk, and market risk.

(a) Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company has exposure to credit risk through its cash, long-term investments and amounts receivable. The Company manages credit risk, in respect of cash and short-term investments, by maintaining the majority of cash and short-term investments at highly rated financial institutions.

The Company is exposed to a significant concentration of credit risk with respect to its trade accounts receivable balance because all of its concentrate sales are with two (December 31, 2021 – two) counterparty (see Note 23). However, the Company has not recorded any allowance against its trade receivables because to-date all balances owed have been settled in full when due (typically within 60 days of submission) and because of the highly-rated nature of the counterparties.

The Company’s maximum exposure to credit risk at the end of any period is equal to the carrying amount of these financial assets as recorded in the audited consolidated statement of financial position. At December 31, 2022 and 2021, no amounts were held as collateral.

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AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2022 and 2021 (Expressed in thousands of US dollars, except where otherwise noted)

21. FINANCIAL INSTRUMENTS

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows required by its operating, investing and financing activities. The Company had cash at December 31, 2022, in the amount of $11,245 and working capital of $12,083 in order to meet short-term business requirements. Accounts payable have contractual maturities of approximately 30 to 90 days, or are due on demand and are subject to normal trade terms. The current portions of term facility, equipment loans, and finance lease obligations are due within 12 months of the consolidated statement of financial position date. Amounts due to related parties are without stated terms of interest or repayment.

The maturity profiles of the Company’s contractual obligations and commitments as at December 31, 2022, are summarized as follows:

	Total	Less Than 1 Year	1-5 years	More Than 5 Years
Accounts payable and accrued liabilities	$9,469	$9,469	$-	$-
Amounts due to related parties	28	28	-	-
Minimum rental and lease payments	850	105	347	398
Note Payable	5,000	5,000
Finance lease obligations	1,819	1,043	776	-
Total	$17,166	$15,645	$1,123	$398

(c) Market Risk

Market risk consists of interest rate risk, foreign currency risk and price risk. These are discussed further below.

Interest Rate Risk

Interest rate risk consists of two components:

(i) To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii) To the extent that changes in prevailing market rates differ from the interest rates on the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

In management’s opinion, the Company is exposed to interest rate risk primarily on its outstanding term facility, as the interest rate is subject to floating rates of interest. A 10% change in the interest rate would not result in a material impact on the Company’s operations.

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AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2022 and 2021 (Expressed in thousands of US dollars, except where otherwise noted)

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that the following monetary assets and liabilities are denominated in Mexican pesos and Canadian dollars:

	December 31, 2022		December 31, 2021
	MXN	CDN	MXN	CDN
Cash	$4,097	$250	$3,576	$1,450
Due from related parties	1,402	-	-	-
Long-term investments	-	2,365	-	4,976
Reclamation bonds	-	4	-	6
Amounts receivable	-	34	-	33
Accounts payable and accrued liabilities	(85,486)	(108)	(57,604)	(211)
Due to related parties	-	(135)	-	(206)
Finance lease obligations	(161)	(343)	(1)	(394)
Net exposure	(80,148)	2,067	(54,029)	5,654
US dollar equivalent	$(4,136)	$1,526	$(2,363)	$(4,054)

Based on the net US dollar denominated asset and liability exposures as at December 31, 2022, a 10% fluctuation in the US/Mexican and Canadian/US exchange rates would impact the Company’s earnings for the year ended December 31, 2022, by approximately $275 (year ended December 31, 2021 - $143). The Company has not entered into any foreign currency contracts to mitigate this risk.

Price Risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk.

The Company is exposed to price risk with respect to its amounts receivable, as certain trade accounts receivable are recorded based on provisional terms that are subsequently adjusted according to quoted metal prices at the date of final settlement. Quoted metal prices are affected by numerous factors beyond the Company’s control and are subject to volatility, and the Company does not employ hedging strategies to limit its exposure to price risk. At December 31, 2022, based on outstanding accounts receivable that were subject to pricing adjustments, a 10% change in metals prices would have an impact on net earnings (loss) of $65 (December 31, 2021 - $26).

The Company is exposed to price risk with respect to its long-term investments, as these investments are carried at fair value based on quoted market prices. Changes in market prices result in gains or losses being recognized in net income (loss). At December 31, 2022, a 10% change in market prices would have an impact on net earnings (loss) of approximately $175 (December 31, 2021 - $330).

The Company’s profitability and ability to raise capital to fund exploration, evaluation and production activities is subject to risks associated with fluctuations in mineral prices. Management closely monitors commodity prices, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

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AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2022 and 2021 (Expressed in thousands of US dollars, except where otherwise noted)

(d) Classification of Financial Instruments

IFRS 7 Financial Instruments: Disclosuresestablishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets and financial liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at December 31, 2022:

	Level 1	Level 2	Level 3
Financial assets
Cash	$11,245	$-	$-
Amounts receivable	-	2,672	-
Long-term investments	1,746	-	-
Total financial assets	$12,991	$2,672	$-
Financial liabilities
Warrant liability	-	-	(475)
Total financial liabilities	$-	$-	$(475)

The Company uses Black-Scholes model to measure its Level 3 financial instruments. As at December 31, 2022, the Company’s Level 3 financial instruments consisted of the warrant liability.

For the Company’s warrant liability valuation and fair value adjustments during the years ended December 31, 2022 and 2021, see Note 14 of the consolidated financial statements.

22. CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration and expansion of its properties and to maintain a flexible capital structure for its projects for the benefit of its stakeholders. In the management of capital, the Company includes equity (comprising of all issued share capital, equity reserves, retained earnings or accumulated deficit, and other comprehensive income (loss)), the note payable, and finance lease obligations, are listed as follows:

	December 31,	December 31,
	2022	2021
Equity	$98,021	$78,507
Note payable	4,926	-
Finance lease obligations	1,716	1,069
	$104,663	$79,576

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may attempt to incur new debt or issue new shares. Management reviews the Company’s capital structure on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. At December 31, 2022, the Company expects its capital resources and projected future cash flows from operations to support its normal operating requirements on an ongoing basis, and planned development and exploration of its mineral properties and other expansionary plans. At December 31, 2022, there was no externally imposed capital requirement to which the Company was subject and with which the Company did not comply.

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AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2022 and 2021 (Expressed in thousands of US dollars, except where otherwise noted)

23. SEGMENTED INFORMATION

The Company reviews its segment reporting to ensure it reflects the operational structure of the Company and enables the Company's Chief Operating Decision Maker (the Company’s CEO) to review operating segment performance. We have determined that each producing mine represents an operating segment, of which there is one as of December 31, 2022.

The Company’s revenues for the year ended December 31, 2022, of $44,187 (2021 - $11,228) are all attributable to one reportable segment in Mexico, from shipments of concentrate produced by the Avino Mine and processed material from the Avino Historic Above Ground stockpiles.

On the consolidated statements of operations, the Company had revenue from the following product mixes:

	2022	2021
Silver	$16,570	$3,421
Copper	10,258	5,566
Gold	25,875	4,344
Penalties, treatment costs and refining charges	(8,516)	(2,103)
Total revenue from mining operations	$44,187	$11,228

For the year ended December 31, 2022 and 2021, the Company had the following customers that accounted for total revenues as follows:

	2022	2021
Customer #1	$39,911	$5,521
Customer #2	3,479	3,045
Other customers	797	2,662
Total revenue from mining operations	$44,187	$11,228

Geographical information relating to the Company’s non-current assets (other than financial instruments) is as follows:

	December 31, 2022	December 31, 2021
Exploration and evaluation assets - Mexico	$46,541	$11,052
Exploration and evaluation assets - Canada	1	1
Total exploration and evaluation assets	$46,542	$11,053

	December 31, 2022	December 31, 2021
Plant, equipment, and mining properties - Mexico	$43,812	$35,390
Plant, equipment, and mining properties - Canada	244	285
Total plant, equipment, and mining properties	$44,056	$35,675

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AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2022 and 2021 (Expressed in thousands of US dollars, except where otherwise noted)

24. INCOME TAXES

(a) Income tax expense

Income tax expense included in the consolidated statements of operations and comprehensive income (loss) is as follows:

	2022	2021

Current income tax expense	$1,144	$27
Deferred income tax expense (recovery)	3,440	412
Total income tax expense (recovery)	$4,584	$439

The reconciliation of income taxes calculated at the Canadian statutory tax rate to the income tax expense recognized in the year is as follows:

	2022	2021

Net income (loss) before income taxes	$7,680	$(1,618)
Net loss from discontinued operations before income taxes	-	-
Net income (loss) before income taxes	$7,680	$(1,618)

Combined statutory tax rate	27.00%	27.00%

Income tax expense (recovery) at the Canadian statutory rate	2,074	(437)

Reconciling items:
Effect of difference in foreign tax rates	326	11
Non-deductible/non-taxable items	1,205	675
Change in unrecognized deductible temporary differences	1,169	122
Impact of foreign exchange	(351)	75
Special mining duties	385	17
Revisions to estimates	(215)	313
Share issue costs	(3)	(249)
Other items	(6)	(88)

Income tax expense (recovery) recognized in the year	$4,584	$439

The Company recognized a non-cash expense of $408 for the year ended December 31, 2022 (2021 – expense of $Nil; 2020 – recovery of $164) related to the deferred tax impact of the special mining duty.

	December 31,	December 31,
	2022	2021

Deferred income tax assets	$1,426	$4,341
Deferred income tax liabilities	(6,647)	(6,122)

	$(5,221)	$(1,781)

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AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2022 and 2021 (Expressed in thousands of US dollars, except where otherwise noted)

The approximate tax effects of each type of temporary difference that gives rise to potential deferred income tax assets and liabilities are as follows:

	December 31, 2022	December 31, 2021

Reclamation provision	$167	$272
Non-capital losses	-	3,525
Other deductible temporary differences	1,259	543
Exploration and evaluation assets	(3,310)	(3,326)
Plant, equipment and mining properties	(3,337)	(2,795)

Net deferred income tax liabilities	$(5,221)	$(1,781)

The net deferred tax liability presented in these consolidated financial statements is due to the difference in the carrying amounts and tax bases of the Mexican plant, equipment and mining properties which were acquired in the purchase of Avino Mexico. The carrying values of the Mexican plant, equipment and mining properties includes an estimated fair value adjustment recorded upon the July 17, 2006, acquisition of control of Avino Mexico that was based on a share exchange, while the tax bases of these assets are historical undeducted tax amounts that were nil on acquisition. The deferred tax liability is attributable to assets in the tax jurisdiction of Mexico.

(b)Unrecognized deductible temporary differences:

Temporary differences and tax losses arising in Canada have not been recognized as deferred income tax assets due to the fact that management has determined it is not probable that sufficient future taxable profits will be earned in Canada to recover such assets. Unrecognized deductible temporary differences are summarized as follows:

	December 31, 2022	December 31, 2021

Tax losses carried forward - Canada	$20,370	$17,968
Tax losses carried forward - Mexico	42,575	-
Share issue costs	841	1,478
Plant, equipment and mining properties	411	341
Exploration and evaluation assets	1,156	1,244
Investments	1,289	(15)

Unrecognized deductible temporary differences	$66,642	$21,016

The Company has capital losses of $12,637 carried forward and $7,733 in non-capital tax losses carried forward available to reduce future Canadian taxable income. The capital losses can be carried forward indefinitely until used. The non-capital losses have an expiry date range of 2023 to 2042.

The Company has non-capital tax losses of $42,575 carried forward available to reduce future Mexican taxable income and have an expiry date range of 2023 to 2032.

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AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2022 and 2021 (Expressed in thousands of US dollars, except where otherwise noted)

25. SUBSEQUENT EVENTS

At-The-Market Sales – Subsequent to December 31, 2022, the Company issued 253,700 common shares in at-the-market offerings under prospectus supplement for gross proceeds of $207. The Company paid a 2.75% cash commission of $6 on gross proceeds, for net proceeds of $201.

Option Agreement – Subsequent to December 31, 2022, the Company elected and received the second anniversary payment of 500,000 common shares of Silver Wolf as per the Option Agreement (see Note 9).

Note Payable – Subsequent to December 31, 2022, the Company made the $5 million payment on the outstanding note payable to Coeur. See Note 13 for more details.

Non-Core Claims Sale – Subsequent to December 31, 2022, the Company agreed to sell to a subsidiary of Hecla Mining Company (“Hecla”) the Eagle Property, consisting of 100% interest in and to the 14 quartz mineral claims located in the Keno Hill Area of the May Mining District of Yukon for cash consideration of C$250.

-41-